UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  -----------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.   )*
                                                ---

                              SOTHEBY'S HOLDINGS, INC.
            ------------------------------------------------------------
                                   (Name of Issuer)

                                  -----------------

                       Common Stock, Par Value $1.00 Per Share
            ------------------------------------------------------------
                            (Title of Class of Securities)

                                  -----------------

                                     835898 10 7
            ------------------------------------------------------------
                                    (CUSIP Number)

                                  -----------------

      David A. Handelsman, Esq., Miro Weiner & Kramer, 500 North Woodward
Avenue, Suite 100, P.O. Box 908, Bloomfield Hills, MI 48304-0908, (810) 646-2400
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   April 15, 1996
            ------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  835898 10 7                PAGE   2   OF    6     Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       A. Alfred Taubman

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                       (b)   [X]

   3   SEC USE ONLY



   4   SOURCE OF FUNDS*
       OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]



   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

                7   SOLE VOTING POWER
  NUMBER OF         13,200,366
   SHARES
  BENEFICIALLY  8   SHARED VOTING POWER
    OWNED           None
   BY EACH
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH            13,200,366

                10  SHARED DISPOSITIVE POWER
                    None

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,200,366

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [X]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       34.1%

  14   TYPE OF REPORTING PERSON*

       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 835898 10 7                             PAGE 3 OF 6 PAGES

                                 13D


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Class A Limited Voting Common Stock, par value $0.10 per share ("Class A Common Stock"), of Sotheby's Holdings, Inc. (the "Issuer").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  A. Alfred Taubman

     (b)  200 East Long Lake Road
          Bloomfield Hills, Michigan 48304

     (c) Mr. Taubman's present principal occupation is private investor. He is Chairman of the Issuer.

     (d) During the last five years, Mr. Taubman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Taubman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Taubman is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Taubman has acquired 750 shares of Class A Common Stock, (the "Acquired Shares") from the Issuer pursuant to the Issuer's Director Stock Ownership Plan. The Acquired Shares constitute a portion of his 1996 compensation as a director who is not an employee of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Acquired Shares were issued by the Issuer to Mr. Taubman and constitute a portion of his 1996 compensation as a director who is not an employee of the Issuer. Mr. Taubman is the controlling shareholder of the Issuer.

CUSIP NO. 835898 10 7                             PAGE 4 OF 6 PAGES

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Beneficially owned:

          A. Alfred Taubman is the beneficial owner of 13,200,366 shares of Class A Common Stock. This figure includes 850 shares of Class A Common Stock owned by Mr. Taubman's grantor trust. This figure also includes 9,730,886 shares of Class A Common Stock that Mr. Taubman has the right to acquire by converting 9,730,886 shares of the Issuer's Class B Common Stock, $0.10 par value ("Class B Common Stock"), held by him as trustee of his grantor trust. This figure also includes 3,468,630 shares of Class A Common Stock that Taubman Investments Limited Partnership has the right to acquire by converting 3,468,630 shares of Class B Common Stock. Taubman Investments Limited Partnership has no independent voting or dispositive power with respect to such shares. Mr. Taubman disclaims any pecuniary interest in the shares owned by Taubman Investments Limited Partnership beyond his ownership interest in Taubman Investments Limited Partnership.

          This figure excludes 792,830 shares of Class B Common Stock owned by Mr. Taubman's wife, Judith Taubman, as to which shares Mr. Taubman has no voting or dispositive power. Mr. Taubman disclaims beneficial ownership of the shares of Class B Common Stock owned by his wife.

          The increase in the aggregate shares of Class A Common Stock reported as beneficially owned by Mr. Taubman results from his acquisition of 750 shares of Class A Common Stock pursuant to an initial grant under the Issuer's Director Stock Ownership Plan.


     (b)  Percent of Class:

          There are 38,728,693 outstanding shares of Class A Common Stock. Assuming the conversion of all shares of Class B Common Stock of which Mr. Taubman is the beneficial owner, Mr. Taubman owns 34.1% of the Class A Common Stock.

     (c)  Number of shares as to which Mr. Taubman has:

          (i)   sole power to vote or to direct the vote:  13,200,366

          (ii)  shared power to vote or to direct the vote: None

          (iii) sole power to dispose or to direct the disposition of:
          13,200,366

          (iv)  shared power to dispose or to direct the disposition of: None

CUSIP NO. 835898 10 7                             PAGE 5 OF 6 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to the shares of the Class A Common Stock or the Class B Common Stock owned by Mr. Taubman.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

CUSIP NO. 835898 10 7                             PAGE 6 OF 6 PAGES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 1996                        /s/  A. Alfred Taubman
                                             ---------------------------
                                             A. Alfred Taubman